Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Three Months Ended March 31,	2005	2004
Earnings:
Income before income taxes	$611	$392
Add:
Interest and fixed charges excluding capitalized interest	34	32
Portion of rent under long-term operating leases representative of an interest factor	52	48
Distributed income of investees accounted for under the equity method	1	1
Amortization of capitalized interest	2	2
Less: Undistributed equity in earnings of investments accounted for under the equity method	1	3

Total earnings available for fixed charges	$699	$472

Fixed charges:
Interest and fixed charges	$37	$34
Portion of rent under long-term operating leases representative of an interest factor	52	48

Total fixed charges	$89	$82

Ratio of earnings to fixed charges	7.85x	5.76x